United States securities and exchange commission logo





                              July 27, 2021

       Bahram Akradi
       Chairman and Chief Executive Officer
       Life Time Group Holdings, Inc.
       2902 Corporate Place
       Chanhassen, Minnesota 55317

                                                        Re: Life Time Group
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 28,
2021
                                                            CIK No. 0001869198

       Dear Mr. Akradi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-1

       Who We Are, page 1

   1. We note your disclosure that you had 1.3 million members as of May 31, 2021. Please revise to define who is
included within this group. In this regard, we note that the metric differs from your
membership numbers disclosed elsewhere in the prospectus.
       Our Transformation Under Private Ownership Since 2015, page 3

   2. We note that in connection with your going private transaction in 2015 the company incurred a substantial
amount of debt and has significant debt service obligations. Please revise to balance the
discussion with the company's substantial debt and debt service obligations.
 Bahram Akradi
FirstName  LastNameBahram   Akradi
Life Time Group Holdings, Inc.
Comapany
July       NameLife Time Group Holdings, Inc.
     27, 2021
July 27,
Page  2 2021 Page 2
FirstName LastName
3. We note your disclosure that new center return on invested capital has grown to mid-to-
         upper thirties, more than double historical levels. Please advise if this metric includes your financial performance in 2020 and 2021 to date.
Impact of COVID-19 on Our Financial Performance, page 4

4. We note that this section focuses on the number of closed centers, construction of new centers and center membership. The COVID-19 pandemic appears to have had a significant impact on your revenue, both center revenues and other revenues, and led to significant net losses for both 2020 and the first quarter of 2021. Please revise this section to discuss in greater detail the impact the COVID-19 pandemic had on your business and operations and any material trends, especially in light of the continuing pandemic and continual emergence of new variants. Please also revise this section to provide information for digital on-hold memberships as this metric appears directly related to the COVID-19 pandemic and understanding changes in the company's membership categories. In this regard, we note that this section only discusses center memberships.
Large and growing industry opportunity, page 5

5. We note the inclusion of global industry statistics. Given the company's predominant U.S.
         based operations, please explain the relevance of the industry data for a global market.
Our Majority Stockholders, page 13

6. Please revise to quantify the voting power which LGP and TPG will control post-
         offering. Please also revise the associated risk factor on page 42. Summary Historical Consolidated Financial Information
Other financial data (unaudited), page 18

7.       We note you include your non-GAAP measures of "Four-wall center
EBITDAR margin"
         and "Adjusted EBITDA margin," in your tabular presentation of Summary Historical
         Consolidated Financial Information without providing the comparable GAAP measure(s)
         within equal or greater prominence. Please revise to include the comparable GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
102.10 of the
         staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.
Adjusted EBITDA, page 20

8. We note the following in regards to your presentation and reconciliation of your non-
         GAAP measure of "Adjusted EBITDA":
             Your reconciliation excludes "Pre-opening expenses" which appears to be a core part of the Company's operating plan of growing new centers, as well as payments related to non-working payroll and health care coverage. It appears these are normal, recurring cash operating expenses necessary for your core operations. Please tell us
 Bahram Akradi
Life Time Group Holdings, Inc.
July 27, 2021
Page 3
              your consideration of Question 100.01 of the staff's Compliance and Disclosure
              Interpretation on Non-GAAP Financial Measures , or revise accordingly.
                Please tell us how you concluded that excluding    Non-cash
rent expense    does not
              represent a tailored accounting principle. Refer to Question
100.04 of the staff's
              Compliance and Disclosure Interpretation on Non-GAAP Financial Measures .
Four-wall center EBITDAR, page 20

9. We note the following in regards to your presentation and reconciliation of your non-
         GAAP measure of "Four-wall center EBITDAR":
             In your description of this measure on page 19, you note the amounts presented are exclusive of rent. Center rent would appear to be a normal, recurring, cash operating expense necessary to operate your business. Accordingly, this exclusion does not appear to comply with Question 100.01 of the staff's Compliance and Disclosure
            Interpretation on Non-GAAP Financial Measures ("C&DI s"). Please revise your computation accordingly.
             In your description of this measure on page v, you describe "Four-wall center
            EBITDAR" as a measure of your center's operating performance. Please tell us why you believe reconciling this measure to "Center Revenue" to be appropriate, or revise accordingly to reconcile to the most comparable GAAP performance measure.
             Please tell us why you believe it is appropriate to exclude the performance of centers that have been open for less than 13 months from your non-GAAP performance measure.
             We note your measure excludes certain corporate costs that are integral to the operations of your centers. Please include additional language on the limitation of the measure to emphasize that it excludes costs that are necessary to support the operations of your centers.
COVID-19 has had and may continue to have a significant negative effect on our business, page
23

10. Please revise to discuss here, and elsewhere as appropriate, thenumber of center memberships that were cancelled versus those that were put on hold. Please also discuss, to the extent material, any material trends or changes in membership dues versus in-center revenue as a percentage of your total revenue. In this regard, we note your disclosure on page 62 that in-center revenue as a percentage of total revenue has decreased and was
         28.5% for the most recent quarter down from 34% year-over-year.
Our substantial indebtedness and other obligations could adversely affect our financial condition,
FirstName LastNameBahram Akradi
page 32
Comapany NameLife Time Group Holdings, Inc.
July 27,Please
11.      2021 revise
               Page 3to quantify your current debt service obligations. FirstName LastName
 Bahram Akradi
FirstName  LastNameBahram   Akradi
Life Time Group Holdings, Inc.
Comapany
July       NameLife Time Group Holdings, Inc.
     27, 2021
July 27,
Page  4 2021 Page 4
FirstName LastName
Our amended and restated certificate of incorporation designates the Court of Chancery of the
State of Delaware as the exclusive forum for c, page 48

12. We note that your amended and restated certificate of incorporation will include an exclusive forum provision which will identify the Court of Chancery of the State of
         Delaware as the exclusive forum for certain litigation, including any derivative action.
         Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise the prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly. Please also revise the Exclusive
         Venue section on page 159 accordingly.
Use of Proceeds, page 53

13. Please revise the first paragraph to more specifically identify and quantify the principal intended uses of the net proceeds. Additionally, we note that you intend to repay certain indebtedness. Please revise to describe the indebtedness to include its interest rate and maturity. Refer to Item 504 of Regulation S-K and Instruction 4 thereto.
Non-GAAP Measurements and Key Performance Indicators, page 62

14. We note you highlight various non-GAAP performance metrics and key performance indicators as ways in which you assess the performance of your business and allocate resources. Where presenting and highlighting non-GAAP measures and margins, please present the comparable GAAP measure(s) with equal or greater prominence. Refer to
         Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and
         Disclosure Interpretation on Non-GAAP Financial Measures. Operations, page 64

15. To better understand the impact to your 2020 results and the subsequent reopening of centers impacting your 3/31/21 interim results, please provide the number of centers that were open as of 12/31/2020. To the extent that providing the number of centers open during various intervals of 2020 would provide additional context into your 2020 decline in results, please consider providing this information as well.
 Bahram Akradi
FirstName  LastNameBahram   Akradi
Life Time Group Holdings, Inc.
Comapany
July       NameLife Time Group Holdings, Inc.
     27, 2021
July 27,
Page  5 2021 Page 5
FirstName LastName

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020, page 70

16. Please revise your discussion to address the specific underlying factors contributing to the period over period change in Center operations expenses and General, administrative and marketing expenses. Instances where you identify multiple contributing factors for a change in a specific line item, please quantify each material factor to allow investors to assess the significance of each contributing factor. Refer to Item 303(a) of Regulation S-
         K and Section III.B of SEC Release No. 33-8350.
Life Time Athletic Events, page 103

17. Please revise this section to discuss the status of your athletic events in 2020 and 2021 and your plans and intentions for the remainder of 2021.
Digital Memberships, page 105

18. Please revise to quantify the number of current digital memberships. Principal Stockholders, page 150

19. Please refer to footnote (5). Please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.
Related Party Secured Loan, page 155

20. Please revise to clarify the number of Series A Preferred Stock which were issued in the loan conversion. Please also revise to clarify the number of common stock which will be issued in connection with the Series A Preferred Stock conversion in connection with the offering and explain the conversion formula.
Stockholders Agreement, page 156

21. Please revise to summarize the Stockholders Agreement in greater detail, including any provisions related to the management and corporate governance of the company going forward. Refer to Item 404(a)(6) of Regulation S-K. Additionally, we note that the
         Stockholders Agreement will be amended and restated in connection with the offering.
         Please summarize the new agreement in a similar manner.
Notes to Consolidated Financial Statements
6. Revenue, page F-26

22. We note you provide disaggregated revenue by revenue stream and timing associated with the revenue recognized. Please tell us your consideration of further disaggregating revenue, such as by nature of delivery (In-center Membership vs Digital On-hold) or by type of fee (Enrollment Fees vs Membership Dues). Refer to ASC 606-10-50-5 and ASC
         606-10-55-89 through 91.
 Bahram Akradi
Life Time Group Holdings, Inc.
July 27, 2021
Page 6
10. Stockholders' Equity
Share-Based Compensation, page F-42

23. Please clarify if your stock options outstanding will vest upon completion of your initial public offering. If so, please disclose the amount of compensation expense you will be required to recognize in connection with the planned public offering. Notes to Unaudited Condensed Consolidated Financial Statements
5. Revenue, page F-63

24. We note your disclosure of your contract liabilities as of "March 31, 2020 and 2021 were $93.3 million and $36.6 million, respectively." In the following paragraph, the contract liabilities that will be recognized within one year "at March, 31, 2020 and 2021 was $101.5 million and $39.4 million," the current deferred liabilities disclosed exceeds the total contract liabilities disclosed and does not agree with the deferred revenue recorded as current liabilities on your Balance Sheets. Please advise, or revise accordingly.
Index to Exhibits , page II-4

25. Please file the company's articles of incorporation and bylaws as currently in effect.
         Please also file the Stockholders Agreement that will be in effect following the offering, or advise why such filing is not required. Refer to Item
601(b)(10)(ii)(A) of Regulation S-
         K.
General

26. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
27. We note you discuss 2019 and certain historical financial results and metrics throughout your filing while not consistently discussing those same financial results and metrics for
       2020 or your most recent interim period. Please revise the filing throughout to discuss all
FirstName LastNameBahram Akradi
       historical periods within your disclosures, artwork, graphics and charts, as appropriate.
Comapany     NameLifeplease
       Additionally,   Time revise
                             GrouptoHoldings,  Inc. revenue discussion with a
discussion of your
                                      balance any
July 27,net income
         2021  Pageand
                    6 losses.
FirstName LastName
 Bahram Akradi
FirstName  LastNameBahram   Akradi
Life Time Group Holdings, Inc.
Comapany
July       NameLife Time Group Holdings, Inc.
     27, 2021
July 27,
Page  7 2021 Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services